

June 17, 2016

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, NY 10103

      Re: **RiceBran Technologies**
             Definitive Additional Materials on Schedule 14A
             Filed June 13, 2016
             File No. 1-36245

Dear Mr. Liekefett:

We have reviewed the above-captioned filing and have the following comment.

Exhibit 99.1

1. We note your statement that "[i]f the dissidents succeed, they will have effectively acquired control of your Company without payment of a control premium that accompanies a traditional takeover." Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions